UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*



Federal Agricultural Mortgage Corp.
(Name of Issuer)


Common Stock Class A
 (Title of Class of Securities)


313148108
 (CUSIP Number)


December 31, 2008
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 313148108

1. Names of Reporting Persons. and I.R.S. Identification No.
(entities only).

Matthew 25 Management Corp.
23-2804868

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
Not Applicable

3. SEC Use Only


4. Citizenship or Place of Organization
	Pennsylvania, USA


Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power  0

6. Shared Voting Power   0

7. Sole Dispositive Power  0

8. Shared Dispositive Power    0

9. Aggregate Amount Beneficially Owned by Each Reporting Person  0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Not Applicable

11. Percent of Class Represented by Amount in Row (9)  0%

12. Type of Reporting Person (See Instructions) IA


Item 1.

(a) Name of Issuer
Federal Agricultural Mortgage Corp.

(b) Address of Issuer's Principal Executive Offices
1133 21st Street, N.W. Suite 600
Washington, DC  20036

Item 2.

(a) Name of Person Filing
Matthew 25 Management Corp.

(b) Address of Principal Business Office or, if none, Residence
607 West Avenue
Jenkintown, PA  19046

(c) Citizenship
Pennsylvania, USA

(d) Title of Class of Securities
Common Stock Class A

(e) CUSIP Number 313148108


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

 (a) [   ] Broker or dealer registered under section 15 of the Act

 (b) [   ] Bank as defined in section 3(a)(6) of the Act

 (c) [   ] Insurance company as defined in section 3(a)(19) of the Act

 (d) [   ] Investment company registered under section 8 of the Investment
           Company Act of 1940

 (e) [ X ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

 (f) [   ] An employee benefit plan or endowment fund in accordance with Rule
           13d-1(b)(1)(ii)(F)

 (g) [   ] A parent holding company or control person in accordance with Rule
           13d-1(b)(1)(ii)(G)

 (h) [   ] A savings associations as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813)

 (i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

 (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Amount beneficially owned: 0

 (b) Percent of class: 0%

 (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote 0

        (ii) Shared power to vote or to direct the vote  0

        (iii) Sole power to dispose or to direct the disposition of  0

        (iv) Shared power to dispose or to direct the disposition of  0



Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The securities reported herein were beneficially owned by an open-end investment company called the Matthew 25 Fund (The Fund). The Fund is an advisory client of Matthew 25 Management Corp. The advisory contract grants to the advisor all investment and voting power over the securities owned by the Fund.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 2009

Matthew 25 Management Corp.

By: /S/Mark Mulholland
Name/Title:  Mark Mulholland, President